November 6, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720

Attn.:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	China Sky One Medical, Inc.
Form 10-K for the Period Ended December 31, 2008
Filed April 15, 2009
File No. 001-34080

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Form 10-K of China Sky One Medical, Inc. (the “Company”), filed April 15, 2009 (the “Form 10-K”), by letter dated September 18, 2009, to Mr. Yan-Qing Liu, the Company’s Chairman, Chief Executive Officer and President, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, the Company has also inserted each of your comments above the corresponding response.

Cover Page

1.
SEC Comment:  You indicate by check mark that you are a smaller reporting company and that the aggregate market value of your common equity held by non-affiliates was approximately $62.9 million at June 30, 2008. Based on your $11.13 per share closing stock price on that date it appears that you had approximately 5.6 million shares held by non-affiliates. In your June 30, 2008 Form 10-Q you disclose that almost 15.0 million shares were outstanding at that date, meaning that approximately 9.3 million shares must be held by affiliates. On the cover page of your 2007 Form l0-QSB, you disclose you had approximately 14.9 million shares of common stock outstanding on March 20, 2008 and that the market value of common stock held by non-affiliates on that date was approximately $105.5 million. Based on your $11.39 per share closing stock price on that date, it appears that you had approximately 9.3 million shares held by non-affiliates and therefore approximately 5.6 million shares held by affiliates. Based on your beneficial ownership disclosures in your 2007 Form 10-KSB and in your 2008 Form 10-K, it appears that you had approximately 6.1 million shares and 7.1 million shares held by affiliates at March 20, 2008 and March 31, 2009, respectively. Please provide us with the computation supporting your assertion that you had a public float of less than $75 million at June 30, 2008 as required by Item 10(f)(1)(i) of Regulation S-K. In your response, please indicate the shares held by each of your affiliates at June 30, 2008 and reconcile these holdings to the beneficial holdings disclosed in your 2007 Form l0-KSB as of March 20, 2008 and in your 2008 Form 10-K as of March 31, 2009. Alternatively, if you do not qualify as a smaller reporting company:

Securities and Exchange Commission
November 6, 2009

•
Please amend your Form 10-K for the fiscal year ended December 31, 2008 and your Form 10-Qs for the quarters ended March 31, 2009 and June 30, 2009 to provide the additional information required for companies that do not qualify as smaller reporting companies. See Item 10(f) of Regulation S-K for a list of the Items of Regulation S-K that have scaled disclose for smaller reporting companies.

•
In your amended filings and future filings as appropriate, please add a risk factor that addresses the concerns discussed in your August 27, 2009 statement entitled “China Sky One Medical, Inc. Responds to Concerns Regarding Filed Financial Reports.” In this statement you state that you found that your financial reports filed with the State Administration for Industry and Commerce are materially different from the financial reports filed with the SEC. Please include disclosure in this risk factor that

o	quantifies and explains the material differences between the filings,
o	quantifies and describes the potential adverse consequences of these differences, including any fees, penalties or additional taxes that may be imposed,
o	describes the actions taken by you or your Board of Directors in the review referred to in your August 27, 2009 statement, and
o	discloses the results of this review.

Response: The Company notes that the Staff has included two separate issues within the above comment, and will respond to each in turn:

Calculation of Public Float

Under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a "smaller reporting company" is defined as an issuer which either:

•	had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter; or

•	in the case of an issuer without a calculable public float, had less than $50 million in revenues in its previous fiscal year.

Securities and Exchange Commission
November 6, 2009

The public float is calculated by multiplying the aggregate worldwide number of shares of the issuer’s voting and non-voting common equity held by non-affiliates by the price at which its shares of common equity were last sold, or the average of the bid and asked prices in the principal market for the shares as of the measurement date.

Rule 12b-2 of the Exchange Act defines an “affiliate” as a person that “directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.”  Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) defines “control” as the “power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

For the purpose of calculating its public float as of March 20, 2008 and June 30, 2008, the Company deemed the following shares to be held by “affiliates”:

Name	Relationship	2007 Form 10-KSB (as of March 20, 2008		2008 Form 10-K (as of June 30, 2008)
Liu Yan Qing	Chairman, CEO and President	4,660,595		4,660,595
Zhang Yun Fang	Chairman’s wife	*		526,170
Liu Meng Shi	Chairman’s daughter	*		507,531
Han Xiao Yan	Vice Chairman	1,403,907		1,403,057
Meng Xiu Hua	Vice Chairman’s mother	*		526,170	(2)
Wang Liang Bo	Vice Chairman’s daughter	*		526,170
Wang Hai Feng	Former CFO	150		*
Zhang Yu Kun	Interim CFO	*		20,617
Pope Investments II LLC	Principal Stockholder	*		1,070,000	(3)
American Eastern Group, Inc.	Principal Stockholder	*		90,000	(4)
TOTAL:		6,064,502	(1)	9,330,310

* Not included in calculation

(1)  The $105,464,544 market value of public float as of March 20, 2008 appears to have been calculated in error.  As of March 20, 2008, the Company had an aggregate of 14,852,214 shares of common stock issued and outstanding.  At least 6,064,502 of these shares were held by affiliates Liu Yan Qing, Han Xiao Yan and Wang Hai Feng.  Therefore, at most, 8,787,712 shares were held by “non-affiliates”.  With a closing market price on the OTC BB of $11.39 on March 20, 2008, the market value of public float had to be lower than $105,464,544.

(2)  In its calculation, the Company incorrectly included 526,170 shares held by Meng Xiu Hua, the Vice Chairman’s mother.  Those shares will be deducted and a corresponding correction will be made on the front cover of Amendment No. 1 to the Form 10-K.

(3)  Does not include 321,000 shares underlying currently exercisable warrants held by Pope Investments II LLC.

Securities and Exchange Commission
November 6, 2009

(4)  In its calculation, the Company incorrectly included 90,000 shares held by the American Eastern Group, Inc., and its affiliates, which also held exercisable warrants to purchase 570,000 warrants as of June 30, 2008.  Those shares will be deducted and a corresponding correction will be made on the front cover of Amendment No. 1 to the Form 10-K.

The Company had 14,977,531 shares of common stock issued and outstanding as of June 30, 2008. After making the adjustments described in the footnotes above, 6,263,391 shares were held by "non-affiliates".  Since the closing market price of the Company’s common stock on the American Stock Exchange was $11.13 on June 30, 2008, the aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates was $69,711,542 as of such date (as adjusted).  Therefore, the Company believes it qualified as a “smaller reporting company” as of December 31, 2008.

The table above provides a list of the shareholders included in the Company’s calculation of its public float as of March 20, 2008 (in connection with its 2007 Form 10-KSB) and June 30, 2008 (in connection with its 2008 Form 10-K).  Please note that, when calculating the Company’s public float as of March 20, 2008, the Company inadvertently did not include Zhang Yun Fang, Liu Meng Shi, Wang Liang Bo and Pope Investments II LLC as “affiliates.”  Please note further that the March 31, 2009 information the Staff has referred to, which appears in the beneficial ownership table of the 2008 Form 10-K, does not necessarily include persons the Company deemed to be “affiliates” as of June 30, 2008 due to their “control” positions with respect to the Company and its management.

Financial Reports Filed with the SAIC

The Company is a holding company doing business through its indirect Chinese subsidiaries: Harbin Tian Di Ren Medical Science and Technology Company (“TDR”); Harbin First Bio-Engineering Company Limited (“First”); Heilongjiang Tianlong Pharmaceutical, Inc. (“Tianlong”); Heilongjiang Haina Pharmaceutical Inc. (“Haina”); and Peng Lai Jin Chuang Pharmaceutical Company (“Peng Lai”) (each, a “Subsidiary” and, collectively, the “Subsidiaries”).  Each of the Subsidiaries is registered with the State Administration of Industry and Commerce (“SAIC”), as is required for all companies organized and existing under the laws of the People’s Republic of China (“PRC”).

As one of its primary functions, the SAIC is responsible for the annual inspection of the business licenses of PRC companies.  In connection with its annual inspection, the SAIC requires PRC companies to submit unaudited financial statements as supplemental documentation.  In its review of these financial reports the Enterprises Annual Inspection Regulations stipulates the SAIC’s focus shall be on payment and authenticity of a company’s registered capital, as a determining factor of such company’s legal existence and good standing.  As a result, the filing of these financial reports with the SAIC is viewed generally as an administrative function, and is customarily handled by a company’s internal or external accountant.

Securities and Exchange Commission
November 6, 2009

The Company has determined that certain financial reports its Subsidiaries filed with the SAIC in fiscal 2008 and 2007 contain information materially different from the consolidated financial reports filed with the Commission.  The Company and its independent auditors believe the financial statements filed with Commission are in compliance with GAAP and accurately reflect its financial condition and results of operations.  The Company further believes, based upon advice provided by PRC counsel, that the likelihood of imposition of a penalty in connection with the financial reports filed with the SAIC is low and, even if imposed, would be deemed immaterial.

Following discussions with its U.S. counsel, PRC counsel, independent auditors and Audit Committee, the Audit Committee has enhanced the procedures the Company will follow with regard to SAIC financial report filings, so that all future filings will be reviewed by the Company’s Chief Financial Officer prior to filing to ensure there are no material differences with the financial statements filed with the Commission.  In addition, the Company has filed amended financial reports with the SAIC for fiscal 2008 and 2007 which are consistent with the information filed with the Commission.  Further, the financial reports the Company files with the SAIC for fiscal 2009 will contain the correct opening balances and will be consistent with the information filed with the Commission.

Based on the foregoing, the Company does not believe the differences between past financial reports filed with the SAIC and financial reports filed with the Commission pose a material risk to the Company’s business, financial condition or results of operation.  Therefore, the Company believes no additional risk factor is required.

Item 1.  Business
Revenues By General Product Lines, page 9

2.
SEC Comment: Please revise your financial statement footnotes to include your revenue by product category as required by paragraph 37 of SFAS 131. Please present your revenues by country as disclosed on page 3 in your financial statement footnotes as required by paragraph 38a of SFAS 131. Please explain to us why your listing of export revenues on page 3 does not appear to include sales made to the United Arab Emirates, the United Kingdom, and the United States as indicated on page 14. In addition, please revise your financial statement footnotes to quantify long-lived assets, with certain exceptions, by their geographic location. Refer to paragraph 38b of SFAS 131.

Response:  The Company is engaged, through its Subsidiaries, in the sale of over-the-counter, external use, traditional Chinese medicines, commonly referred to in the pharmaceutical industry as “TCMs.”  The Company’s TCM products have several forms of delivery generally categorized by the Company as patches, ointments, sprays, diagnostic kits and others. To enhance its disclosure, and make its financial information more meaningful to readers, the Company provided a breakdown of its sales information by product category in the table on pages 9 and 43 of the Form 10-K.  The Company will revise the footnotes to its 2008 audited consolidated financial statements (the “2008 Financial Statements”) to include similar information on revenue by product category as required by paragraph 37 of SFAS 131.

Securities and Exchange Commission
November 6, 2009

In addition, as disclosed in Note 4 to the 2008 Financial Statements, the Company’s products are marketed and sold primarily in the PRC.  In fiscal 2008, the Company’s total sales outside of the PRC represented less than 10% of the Company’s consolidated revenues, consisting of (i) sales in Malaysia of $8,821,616 and (ii) aggregate sales in all other overseas markets, including Germany, Russia, Taiwan, United Arab Emirates, the United Kingdom, and the United States of $37,575.  In an amendment to the Form 10-K (the “10-K/A”), the Company will revise the tabular disclosure on page 3 to reallocate its overseas sales, as follows:

Export Country	2008
Malaysia	$ 8,821,616
Other	$ 37,575
Total:	$ 8,859,191

The Company believes this revision will give readers a clearer picture of its sales activities outside the PRC, and will also be more consistent with the referenced disclosure on page 14 of the Form 10-K.  In addition, the Company will add the above table to the footnotes to its 2008 Financial Statements in the 10-K/A, as required by paragraph 38a of SFAS 131.  Please note that, on a going forward basis, the Company will only delineate sales among overseas markets if they are deemed to be material.

Finally, the Company disclosed in Note 4 to its 2008 Financial Statements, that “all of the Company’s fixed assets and operations are located in the PRC.”  Since the Company does not have any long-lived assets outside of the PRC, it does not believe any revisions are required under paragraph 38b of SFAS 131.  However, for clarification, the Company will revise the referenced disclosure to state that “all of the Company’s long-lived assets and business operations are located in the PRC.”

Securities and Exchange Commission
November 6, 2009

Materials and Suppliers, page 14

3.
SEC Comment:  Although you disclose that raw materials are generally available from a variety of suppliers, you have also disclosed that no one supplier accounts for more than 80% of your total raw material purchases. This appears to be a significant increase in the concentration of raw materials from one supplier as you disclosed in your Form 10-KSB for the fiscal year ended December 31, 2007 that no one supplier accounts for more than 20% of your total raw material purchases. Please expand your disclosure to explain the increased concentration of raw materials and name all your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. Please also reconcile these disclosures with the disclosure regarding major suppliers on page F-16. In addition, please file a copy of the agreement with the supplier accounting for almost 80% of your raw material purchases. Alternatively, please provide us with a detailed analysis that supports your apparent conclusion that you are not substantially dependent on this agreement. See Item 60l(b)(10)(ii)(B) of Regulation S-K.

Response:  Consistent with the disclosure regarding major suppliers on page F-16 of the Form 10-K, the disclosure on page 14 should more correctly read “In fiscal 2008, no one supplier accounted for more than 33% of the Company’s total raw material purchases.”  In fiscal 2008, Heilongjiang Kangda Medicine Co. supplied approximately 33% of the Company’s raw materials.  No other supplier provided 10% or more of the Company’s raw materials in fiscal 2008. The “80%” appearing on page 14 is an inadvertent typographical error.  The Company will make the appropriate revision in the 10-K/A, including adding the name of the referenced supplier.

The Company believes alternative local suppliers are available to meet its fulfillment needs if necessary.  Therefore, the Company does not believe it is substantially dependent on this supplier.  The Company will, however, add a risk factor regarding its dependence on supplies of raw materials in the 10-K/A and future filings.

Customers and Distribution, page 14

4.
SEC Comment:  We note that your customer counts, excluding branches of retail and drug supply chains decreased from 943 at December 31, 2007 to 233 at December 31, 2008. In addition, your business model may be changing to target larger customers, as four customers accounted for approximately 40% of your total revenues in 2008, compared to two customers who accounted for more than 5% of your total revenues in 2007. Please revise your disclosure to explain this shift in the customer count and size and their possible implications on your future revenues, accounts receivable, including discounts and collectability. In addition, revise your disclosure to individually name and quantify the percent of total sales attributable to those customers who accounted for more than 10% of your revenues.

Securities and Exchange Commission
November 6, 2009

Response:  In fiscal 2007, the Company’s sales model was focused on the creation of its own distribution channels.  Therefore, the Company sold products directly to many smaller distributors and retail store locations. In fiscal 2008, the Company changed its business model and entered into distribution agreements with larger regional sales agents, who resell to smaller distributors and retail store locations.  In addition, the Company entered into contracts with nationwide chain pharmacies, such as Nepstar, Tong Ren Tang, Jin Xiang, and Ren Min Tong Tai.  Through the extensive sales networks of these nationwide chains, the Company is able to reach all major metropolitan areas throughout the PRC. These changes to the Company’s product distribution channels resulted in its direct customer base decreasing from 943 customers at December 31, 2007 to 233 customers at December 31, 2008.

The Company’s change of sales strategy in fiscal 2008 was initiated to improve product channel efficiencies, and to give it access to an increased number of ultimate purchasers.  The Company believes that these changes will lead to further increased revenue by extending the reach of its distribution network.  The Company also believes that, by reducing the number of customers it sells to directly, it will be able to streamline its accounts receivable management and collection, and reduce channel distribution costs.  These favorable cost variances will be partially offset by product price incentives the Company grants to the larger agents it has contracted with.

As disclosed in Note 4 to the 2008 Financial Statements, the Company’s major customers in fiscal 2008 were Shanxi Xintai and Harbin Shiji Baolong, which accounted for 15% and 12% of its sales revenue, respectively.  In fiscal 2007, Ningbo Yuehua Trading Co. and Guangzhou Xinghe Trading Co. accounted for approximately 14% and 11% of the Company’s sales revenue, respectively.

The Company will revise the disclosure on page 14 of the 10-K/A to include this additional information.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations
For the Year Ended December 31, 2008 as Compared to December 31, 2007

5.
SEC Comment:  On page 43 you disclose that during 2008, you acquired Tianlong Pharmaceutical and have reallocated Tianlong’s contract sales prior to the business acquisition to the applicable product category of sale. Please expand to clarify the meaning of this statement. For example, did you adjust your full-year 2008 amounts in this table to include Tianlong’s contract sales prior to the business acquisition?

Securities and Exchange Commission
November 6, 2009

Response:  Historically, the Company has reported its sales under the product categories patches, ointments, sprays, diagnostic kits, contract sales and others.  Prior to the Company’s acquisition of Tianlong, a large percentage of the Company’s contract sales were sales of Tianlong’s products.  Following the acquisition of Tianlong, as of April 3, 2008, the Company reallocated Tianlong’s products sold by the Company on a contract basis prior to the acquisition into the appropriate product category in the tables presented on pages 9 and 43 of the Form 10-K.  In other words, the Company adjusted its full-year 2008 and 2007 sales amounts in this table to include $1,477,376 and $4,804,814 of revenues from contract sales of Tianlong’s as sales in the appropriate product category.  The Company believes that reallocating the sales in this way makes the information more meaningful to readers.  The Company will clarify the meaning of the referenced statement in the 10-K/A.

Supplementally, the Company is providing the following table to detail the revenue and profit margin generated from Tianlong’s products in fiscal 2008 and 2007, before and after the acquisition.

Tianlong Revenue Analysis
	Exchange Rate	US$
Before Acquisition:

1/1/2007 to 12/31/2007	7.60410
Contract Sales Revenue derived from Tianlong products (36 Products)		4,804,814
Gross Profit		3,827,149
Gross Margin		79.65%

1/1/2008 to 4/3/2008	7.17241
Contract Sales Revenue derived from Tianlong products (32 Products)		1,477,376
Gross Profit		1,173,185
Gross Margin		79.41%

Securities and Exchange Commission
November 6, 2009

Tianlong Revenue Analysis (Continued)
	Exchange Rate	US$
After Acquisition:

4/3/2008 to 12/31/2008	6.89065
Revenue derived from sales of Tianlong products (51 Products)		13,660,619
Gross Profit		12,172,035
Gross Margin		89.10%

Total Revenue from Tianlong in 2008	6.96225	15,137,995
Total Gross Profit from Tianlong		13,345,219
Consolidated Tianlong Gross Margin		88.16%

6.
SEC Comment:  Please revise your discussion of your results of operations to disclose the increases in sales and revenues attributable to the acquisition of Tianlong Pharmaceutical, acquisition of Peng Lai Jin Chuang Pharmaceutical Company and your internal growth. Please quantify the effect of each of the causal factors that you cite for material changes in your financial statement amounts as addressed in Financial Reporting Codification Section 501.04. Also provide a similar discussion for the quarterly periods ended March 31, 2009 and June 30, 2009.

Response:  The Company’s consolidated sales revenues increased by $42,497,875, or 86%, from $49,318,308 in the fiscal year ended December 31, 2007 to $91,816,183 for the fiscal year ended December 31, 2008.

The Company’s internal growth was driven by increases in the revenues of TDR, which increased from $33,269,322 in fiscal 2007 to $60,078,236 in fiscal 2008; and First, which increased from $2,989,228 in fiscal 2007 to $8,780,990 in fiscal 2008. These increases were partially offset by a decrease in the Company’s contract sales of $7,357,793, or 57%, from $12,998,152 in fiscal 2007 to $5,640,359 in fiscal 2008, due primarily to the Company’s discontinuance of contract sales of Tianlong products following the acquisition of Tianlong as of April 3, 2008.

The Company’s revenue from contract sales of Tianlong products was $4,804,814 in fiscal 2007.  Prior to the Company’s acquisition of Tianlong, it received $1,477,376 from contract sales of Tianlong products in fiscal 2008.  If the Company had not acquired Tianlong, it believes it would have continued contract sales of Tianlong products.  When the Company sold Tianlong’s products on a contract basis, 100% of the sale price was included in its revenues.  Therefore, presumably, the acquisition of Tianlong should not have had an effect on the amount of revenues derived from the sale of Tianlong’s products.  However, following the acquisition, the Company was able to fully integrate Tianlong’s products into its marketing and distribution channels and increase overall sales.  As a result, the Company derived an aggregate of $15,137,995 from the sale of Tianlong’s products for the remainder of fiscal 2008.

Securities and Exchange Commission
November 6, 2009

Prior the Company’s acquisition of Peng Lai, as of September 5, 2008, Peng Lai had nominal production and operations. Following the acquisition, Peng Lai contributed revenue of $2,163,877 to the Company’s total revenue in fiscal 2008.

The following table provides a breakdown of the Company’s (i) actual revenues on a subsidiary-by-subsidiary basis, and (ii) revenues on a pro forma basis, assuming the acquisition of Tianlong had not been consummated:

Pro Forma (US$)
2008	TDR	First	Tianlong Contract Sales	Other Contract Sales	Peng Lai	Total
Revenues	60,078,236	8,780,990	5,909,504	5,655,085	0	80,423,815

Actual (US$)
2008	TDR	First	Tianlong Contract Sales	Other Contract Sales	Peng Lai	Total
Revenues	60,078,236	8,780,990	15,137,995	5,655,085	2,163,877	91,816,183

The Company’s sales breakdown by subsidiary for the three months ended March 31, 2008 and 2009 is as follows:

For the Three Months Ended March 31, 2008 (US$)
2008 Q1	TDR	First	Tianlong Contract Sales	Other Contract Sales	Peng Lai	Total
Revenues	7,641,799	1,825,615	1,477,376	1,468,640	0	12,413,430

For the Three Months Ended March 31, 2009 (US$)
2009 Q1	TDR	First	Tianlong Product Sales	Other Contract Sales	Peng Lai	Total
Revenues	14,980,821	3,100,775	4,598,903	0	2,153,193	24,833,692

Securities and Exchange Commission
November 6, 2009

Sales breakdown by subsidiary for the six months ended June 30, 2008 and 2009 are as the following:

For the Six Months Ended June 30, 2008 (US$)
2008 Q2	TDR	FIRST	Tianlong Contract Sales	Tianlong Product Sales	Other Contract Sales	Peng Lai	Total
Revenue	22,851,370	3,982,860	1,477,376	4,484,621	3,365,795	0	36,162,022

For the Six Months Ended June 30, 2009 (US$)
2009 Q2	TDR	FIRST	Tianlong Product Sales	Other Contract Sales	Peng Lai	Total
Revenue	32,504,933	6,788,766	14,137,212	0	3,584,371	57,015,282

In the 10-K/A, and in amendments to the 10-Qs filed for the quarterly periods ended March 31, 2009 and June 30, 2009 (the “10-Q/As”), the Company will revise its discussion of results of operations to disclose the increases in sales and revenues attributable to the acquisition of Tianlong, Peng Lai, and its internal growth. In addition, the Company will quantify the effect of each of the causal factors it cites for material changes in its financial statement amounts as addressed in Financial Reporting Codification Section 501.04.

Cost of Goods Sold and Product Gross Margin, page 44

7.
SEC Comment: It appears based on your finished goods inventory levels at December 31, 2008 and 2007 and cost of sales for the fourth quarters of 2008 and 2007 that inventories turned 120 times and 95 times during the fourth quarter of 2008 and 2007, respectively. Based on this information, it appears that at December 31, 2008 and 2007 you had only 0.77 and 0.96 days of finished goods on hand, respectively. Since you did not seem to hold sufficient finish goods to satisfy even one day’s sales, please revise your disclosure to explain how you manage your inventory, including a discussion about how you were able to meet the product demands during the first quarter of 2009 and 2008.

Response:  Historically, the Company’s inventory is at its lowest levels at the end of each calendar year.  Management draws down its inventory levels in December of each year for two main reasons.  First, the Company’s customers want to receive goods prior to the holiday season.  Second, the first calendar quarter is traditionally the Company’s slowest sales period, as reflected in the following table:

Securities and Exchange Commission
November 6, 2009

Fiscal 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$12,413,430	$23,748,592	$29,699,282	$25,954,879	$91,816,183

Fiscal 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$5,179,116	$14,645,247	$16,770,570	$12,723,375	$49,318,308

Since a lower volume of sales activity normally occurs during the first quarter of each calendar year, the Company believes it is prudent to avoid incurring unnecessary inventory carrying costs.  At the appropriate time in the first calendar quarter of each fiscal year, the Company begins to ramp up its inventory levels to prepare for increased demand during the coming stronger selling periods.

Management calculates its inventory turnover rate using total inventory rather than just finished goods, because its production cycle is of an extremely short duration (i.e., it takes only a few days to turn the Company’s raw materials into finished goods).

In light of the foregoing, management believes using the year end inventory levels does not accurately reflect the Company’s inventory turnover rate.  Since sales fluctuate over the course of the year, management believes that, in order to determine a more representative inventory turnover rate, it is more correct to calculate inventory turnover rate on a quarter-by-quarter basis, and then take the average of the four resulting numbers.

There are two ways of calculating the inventory turnover rate.  The first is by comparing the quarterly cost of goods sold with daily inventory level (on a quarterly basis), as set forth in the following table:

Date & Period	Inventory	Inventory Average	COGS	Turnover Rate	Turnover Days
2007-12-31	371,672
2008-3-31	794,730
Q1		583,201	2,860,428	4.90	18.55
2008-6-30	1,424,155
Q2		1,109,443	5,522,314	4.98	18.28
2008-9-30	1,803,429
Q3		1,613,792	7,366,059	4.56	20.16
2008-12-31	462,351
Q4		1,132,890	6,654,502	5.87	15.66
Annual					18.16

An alternative method to calculate the inventory turnover rate is by comparing the daily average cost of goods sold with daily inventory level (average of four quarters), as set forth in the following table:

Securities and Exchange Commission
November 6, 2009

Date & Period	Inventory	Inventory Average	COGS	Percentage	Turnover Days
2007-12-31	371,672
2008-3-31	794,730
Q1		583,201
2008-6-30	1,424,155
Q2		1,109,443
2008-9-30	1,803,429
Q3		1,613,792
2008-12-31	462,351
Q4		1,132,890
2008 Annual Total			22,403,303
2008 Daily Average		1,109,831	61,211	5.52%	18.13

In Table 2, the Company used annual cost of goods sold of $22,403,303, divided by 366 days, to obtain daily cost of goods sold of $61,211. Since the average daily inventory for fiscal 2008, calculated in quarterly average, is $1,109,831, daily COGS to support daily sales accounted for 5.55% of the inventory.  In other words, each inventory cycle can support approximately 18 days of sales.

By using either calculation above, the Company’s inventory turnover rate during 2008 is shown to be approximately 18 days, which generated revenue during the cycle of approximately $4.5 million.  Management believes having an inventory turnover rate of 18 days is appropriate under the Company’s business model.

The Company will revise its disclosure in the 10-K/A to include this additional information on how it manages inventory and calculates its inventory turnover rate.

8.
SEC Comment:  You have provided a table of your revenues, cost of goods sold and products gross margin, but we have been unable to locate your narrative disclosure of any of the events, transactions or economic changes that materially affected these results. For example, it appears that you have completed recent acquisitions and discontinued sales of non-manufactured products due to lower profit margins. Please revise to include a narrative disclosure which explains the impact, if any, that these transactions and changes had on your cost of goods sold and products gross margin. Provide a quantification of the costs of goods sold and gross margin by product type to supplement your discussion. Also provide a similar discussion for the quarterly periods ended March 31, 2009 and June 30, 2009.

Securities and Exchange Commission
November 6, 2009

Response:   The Company has provided narrative disclosure on factors that lead to changes in revenues for the fiscal year ended December 31, 2008 as compared to December 31, 2007 below the table on page 43.  The Company will expand this disclosure in the 10-K/A to include other factors effecting these results, including (i) the Company’s shift in sales business model to improve distribution channels, as further discussed in response to Comment No. 4, (ii) the Company’s acquisitions of Tianlong and Peng Lai, as further discussed in response to Comment No. 6, and (iii) the Company’s increase in advertising expenditures to help promote brand awareness (advertising expense increased from $4,385,045 in fiscal 2007 to $7,299,367 in fiscal 2008).  The Company believes it is not necessary to repeat this information below the additional table on page 44.  However, it will add narrative disclosure below the table on page 44 to note that:

•
Cost of goods sold increased by $11,463,772, or 105%, from $10,939,531 in the fiscal year ended December 31, 2007, to $22,403,303 for the fiscal year ended December 31, 2008 as a direct result of the Company’s increased sales activities, partially offset by a higher gross margin on the Company’s sales of Tianlong products following the acquisition; and

•
Overall, the Company’s product gross margins decreased slightly to 76% as of December 31, 2008 from 78% as of December 31, 2007.  From January 1, 2008 through April 2, 2008, revenue from Tianlong contract sales was $1,477,376, with gross profit of $1,173,185. The gross margin was approximately 79.41%.  After the Company’s acquisition of Tianlong, revenue from sales of Tianlong products was $13,802,565, with gross profit of $12,298,495. The gross margin was approximately 89.10%.  This increase in gross margins related to sales of Tianlong’s products following the acquisition were offset by the decrease in gross margins related to sales of certain of TDR’s products due to decreases in selling prices.

Supplementally, the Company provides the following tables to present a breakdown of the Company’s revenues and gross margins by subsidiary for fiscal 2007 and 2008:

2007	TDR	First	Contract Sales	Total
Revenue	33,325,849	2,994,307	12,998,152	49,318,308
% of Sales	67.57%	6.07%	26.36%	100.00%
Gross Profit $	25,727,864	2,504,902	10,266,947	38,499,713*
Gross Margin	77.20%	83.66%	78.99%	78.06%
* Total gross profit number represents raw data that does not reflect certain immaterial adjustments in conversion to GAAP

Securities and Exchange Commission
November 6, 2009

2008	TDR	First	Contract Sales	Tianlong	Peng Lai	Total
Revenue $	60,078,236	8,780,990	5,655,084	15,137,995	2,163,877	91,816,183
% of Sales	65.43%	9.56%	6.16%	16.49%	2.36%	100.00%
Gross Profit $	43,245,812	7,338,971	4,398,151	13,345,219	1,795,479	70,123,632*
Gross Margin	71.98%	83.58%	77.77%	88.16%	82.98%	76.37%
* Total gross profit number represents raw data that does not reflect certain immaterial adjustments in conversion to GAAP

The Company will make similar revisions to the disclosure in the 10-Q/As, as necessary.

Finally, please be advised that the Company only operates in one reporting segment and does not maintain information on cost of goods sold and gross margin by product category.

Operating Expenses, page 45

9.
Comment:  Please revise your discussion here to identify the projects to which the fluctuation in the research and development expense relates. In addition also describe the changes in the research/development phase attributing to the fluctuations in the costs of these projects.

Response:  The Company’s research and development expenses increased by $4,385,045, or approximately 135%, from $3,158,351 in the fiscal year ended December 31, 2007, to $7,299,367 for the fiscal year ended December 31, 2008.  Supplemental information regarding the projects to which the fluctuation in research and development expenses relates is annexed hereto as Appendix A.  The Company will revise its discussion in the 10-K/A to appropriately summarize this information.

Liquidity and Capital Resources, page 45

10.
SEC Comment:  The collection rate of your accounts receivable appears to have significantly improved. Please provide a discussion of factors contributing to such significant decrease in your days sales outstanding during the periods presented. Also provide a similar discussion for the quarterly periods ended March 31, 2009 and June 30, 2009, as it appears the days sales outstanding continued to decrease.

Response:  Management uses a different approach than dividing accounts receivable by total revenue as of year end to calculate a reliable measurement of its collection rate.  According to management’s calculations, the Company’s average days sales outstanding at December 31, 2008 and 2007 are as follows:

Securities and Exchange Commission
November 6, 2009

Accounts Receivable	US$	Average Daily Sales	Turnover
2006-12-31	3,199,026
2007-12-31	10,867,106
2007 Average	7,033,066	136,995	51.3
2008-12-31	14,978,648
2008 Average	12,922,877	255,045	50.7

Based on the above ratio, average days sales outstanding at December 31, 2008 and 2007 were approximately 50.7 days and 51.3 days, respectively.

The Company’s revenue increased by 86%, from $49,318,308 in fiscal 2007 to $91,816,183 in fiscal 2008. In fiscal 2008, the Company applied its new sales strategy to deal with regional sales agents and large pharmacy chains rather than directly with smaller distributors and individual retail stores.  As a result, the number of customers the Company sells to directly have dramatically decreased from 943 in 2007 to 233 in 2008. This lower number of customers has helped the Company to better manage its accounts receivable.  In addition, the Company is now selling directly to more reputable local pharmacy chains, which pay earlier and more consistently.  The Company will provide a discussion of the factors contributing to the decrease in its days sales outstanding in the Liquidity and Capital Resources section of the 10-K/A.

The changes in the Company’s sales strategy have continued to have a positive effect on the Company’s collection rate of its accounts receivable. Average days sales outstanding for the first and second fiscal quarters of 2009 were as follows:

Accounts Receivable	US$	Average Daily Sales	Turnover
2008-12-31	14,978,648
2009-3-31	14,077,827
2009 Q1 Average	14,528,238	275,930	52.7
2009-6-30	16,172,625
2009 Q2 Average	15,125,226	353,644	42.8

The Company will provide a similar discussion of the factors contributing to the decrease in its days sales outstanding in the 10-Q/As.

Securities and Exchange Commission
November 6, 2009

Notes to Consolidated Financial Statements
2.  Acquisition of Business, page F-8

11.
SEC Comment:  Please revise your disclosure here and on page F-22 to quantify the intangible assets by major intangible asset class and by product type. In addition, disclose the weighted average amortization period of these assets. Refer to paragraph 52 of SFAS 141 and paragraph 45 of SFAS 142. In your response, please explain why you indicate in Note 11 that your intangible assets consist only of patents and goodwill, when you disclose the existence of various forms of intellectual property on page 16 and, for example, you disclose on page F-9 that the only asset acquired in your acquisition of Haina was a Good Supply Practice license issued by the SFDA.

Response:  The Company’s intangible asset classes are patents (consisting of drug lot numbers assigned buy the PRC’s State Food and Drug Administration) and goodwill.  A breakdown of the Company’s intangible assets is as follows:

Intangible Assets as of December 31, 2008, Net in US$
	TDR	First	Tianlong	Haina	Peng Lai
Patent	1,470,631	6,738,763	1,948,362	0	4,935,863
Goodwill	405,078	0	0	353,068	0
Total	1,875,709	6,738,763	1,948,362	353,068	4,935,863

The Company has registered the trademark “Kang Xi” in the PRC.  However, the Company has never had an appraisal done on this trademark or assigned any value to it.  Therefore, there is no accounting effect.

In fiscal 2008 the Company amortized its patents over their estimated average useful life of approximately 10 years.  The methodology used was based upon internal and external studies done in 2008.  The weighted average amortization period for the Company’s intangible assets was approximately 9.5 years as of December 31, 2008.

The Company will make appropriate revisions to the disclosure in the 10-K/A to reflect this information.

3.  Summary of Significant Accounting Policies
Cash and cash Equivalents, page F-10

12.
SEC Comment:  You disclose that you consider all highly liquid debt instruments purchased with maturity periods of six months or less to be cash equivalents. Please explain to us how securities purchased with a maturity up to six months are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates under paragraph 8 of SFAS 95.

Securities and Exchange Commission
November 6, 2009

Response:  Under paragraph 8 of SFAS 95, cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash, and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.  Generally, only investments with original maturities of three months or less qualify under this definition.

The Company has no highly liquid debt instruments.  The Company will revise its disclosure in Note 3 to the 2008 Financial Statements to delete the word “debt”.  In addition, it will also change “six months” to “three months” in the disclosure in accordance with paragraph 8 of SFAS 95.

Revenue Recognition, page F-12

13.
SEC Comment:  We note that you record provisions for estimated returns, allowances and claims. Please provide a discussion of your policies for accepting these items and quantify the provisions recognized during the periods presented, as well as the balance as of the periods presented. To the extent these amounts are material, provide the following discussion under the critical accounting estimate section of your Management’s Discussion and Analysis of Financial Condition and Results of Operation:

a.
The effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis;

b.
Whether and how you consider levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products in estimating each accrual;

c.
If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

d.	A roll forward of the liability for each estimate for each period presented showing the following:

Securities and Exchange Commission
November 6, 2009

•	Beginning balance,
•	Current provision related to sales made in current period,
•	Current provision related to sales made in prior periods,
•	Actual returns or credits in current period related to sales made in current period,
•	Actual returns or credits in current period related to sales made in prior periods, and
•	Ending balance.

In addition, clarify whether you accept returns by issuing a credit/refund or by exchanging product from inventory. If you exchange product from inventory, describe in your accounting policy note to your financial statements how you account for the return at the time of original sale and at the time when the product is actually returned.

Response:  The Company’s sales agreements only allow for returns if products are damaged.  In such event, the Company accepts returns by exchanging product from inventory. Historically, the amount of returns the Company has experienced have been deemed immaterial. The Company will revise Note 3 in the 10-K/A accordingly.

Advertising, page F-12

14.
SEC Comment:  Since the timing of expense recognition is different for different forms of advertisement, please revise your disclosure to state the types of advertising you perform and clarify when you mean by “incurred.”

Response:  The Company’s accounting policy is to expense all advertising and trade show costs in the period in which the service is used. Generally, the Company signs contracts with agents who then place its advertising in the mediums of television, radio and Internet.  The Company will revise the disclosure on page F-12 to include the types of advertising it performs and clarify how advertising costs are expensed during a reporting period.

4.  Concentrations of Business and Credit Risk, page F-16

15.
SEC Comment:  Please revise your disclosure to quantify the amount accrued for self-insurance, describe the types of liability it represents, and explain how it is estimated. If no amount is accrued, explain why no accrual is deemed necessary.

Response:  Under Note 4 to the 2008 Financial Statements, the Company has disclosed that it is self-insured for all risks and carries no liability or property insurance of any kind.  The Company does not set aside any reserves for product liability risks or other potential claims.  In the normal course of business, the majority of Chinese pharmaceutical companies do not carry any product liability insurance. The Company’s policy is to record losses associated with its lack of insurance coverage at such time as a realized loss is incurred. Historically, the Company has not had any material losses in connection with its lack of insurance coverage and was not party to any material pending legal proceedings as of December 31, 2008. Management’s intention is to use the Company’s working capital to fund all losses incurred due to the Company’s exposure to inadequate insurance coverage.

Securities and Exchange Commission
November 6, 2009

The Company will revise its disclosure in the 10-K/A to provide this additional information and will add a risk factor relating to the fact that it does not have any insurance.

8.  Outstanding Warrants and Options, page F-19

16.
SEC Comment:  In the third bullet on page F-20, you indicate that the warrants associated with your January 31, 2008 equity issuance are subject to adjustment if you subsequently issue equity at a price lower than the exercise price of these warrants. Please explain to us why you have not apparently reclassified these warrants to liabilities effective January 1, 2009 under EITF 07-05.

Response:  As disclosed under Note 8 to the 2008 Financial Statements, the exercise price of the Company’s outstanding warrants, and number of shares deliverable upon exercise, are subject to weighted-average adjustment for standard dilutive events, including the issuance of common stock, or securities convertible into or exercisable for shares of common stock, at a price per share, or conversion or exercise price per share, less than the current warrant exercise price of $12.50 per share.  These antidilution provisions are designed to adjust the exercise price of the warrants only to the extent of any economic dilution directly attributable to a company-initiated transaction.

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” requires that most derivatives be recorded as assets or liabilities with changes in their fair value being recorded through earnings.  SFAS 133 applies to common derivatives such as warrants and conversion options embedded in convertible debt or other instruments. However, SFAS 133 provides certain exceptions to this rule.  A common exception used in many cases, is the “indexed to and classified in” exception in paragraph 11A that states that if a derivative is indexed to an entity’s own stock and is classified in shareholders’ equity, then derivative accounting may be avoided.

Securities and Exchange Commission
November 6, 2009

EITF 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock,” addresses the first part of paragraph 11A as to whether or not a derivative is indexed to an entity’s own stock. To determine whether a derivative is indexed to an entity’s stock, the EITF requires companies to first look at the security’s contingent exercise provisions, and then the security’s settlement provisions.

A security that becomes exercisable upon achieving a target, in either an observable market or an observable index, is not considered to be indexed to an entity’s own stock, unless that observable market or index is that of the company.  For example, if a warrant is exercisable upon the S&P reaching a stated target, then the warrant is not considered to be indexed to the entity’s own stock.  However, if the warrant is exercisable upon the company’s stock reaching a certain price, then the warrant is considered to be indexed to the entity’s stock.  Exercises of the Company’s warrants are not tied to achieving a target in either an observable market or an observable index.  Therefore, the Company’s outstanding warrants pass the first test of the first part of paragraph 11A.

If the security passes the first test above, and is still considered to be indexed to the entity’s own stock, then the security’s settlement provisions must be analyzed.  Securities with fixed settlement provisions are still considered to be indexed to an entity’s own stock, and, therefore, continue to qualify for the 11A exception.  Fixed settlement provisions exist when the security holder’s benefit is based on the fair value of a fixed number of shares in exchange for a fixed amount of monetary compensation, which is typically an exercise price to be paid (or a fixed amount of debt in the case of embedded conversion features in a debt arrangement).

EITF 07-05 will require many securities to be accounted for as liabilities under SFAS 133 that may have previously been accounted for as equity.  Warrants or conversion features with downside ratchet provisions will not pass the second test and therefore no longer qualify for the 11A exception.   Prior to this EITF, these ratchet provisions were only evaluated under EITF 00-19, and because these ratchet provisions are generally within the company’s control, they did not trigger liability or derivative accounting.  Now under EITF 07-05 they do.

However, according to published accounting guidance, equity-linked financial instruments (or embedded features) that have antidilution provisions that adjust the exercise or conversion price only to the extent of any economic dilution directly attributable to a company-initiated transaction do qualify as being indexed to a company’s own stock.  These provisions work since the variables driving the adjustment are generally inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares. The Company’s warrants provide that if the Company subsequently sells shares at a price lower than the then current exercise price of the warrants, the exercise price is subject to a weighted-average ratchet down round provision.  Since the warrant holders are only compensated for the economic dilution suffered, and the adjustment is not otherwise triggered by market driven events, the warrants are deemed to be indexed to the Company’s own stock.  Therefore, the Company believes its outstanding warrants qualify under the 11A exception and derivative accounting is not required.

Securities and Exchange Commission
November 6, 2009

In addition, management believes that under no circumstances will it sell additional equity at a value below the $12.50 exercise price of its outstanding warrants.  Management believes it has adequate working capital to fund its operations for the foreseeable future.  Further, while the Company has no current plans to make any major capital expenditures, as of September 30, 2009, the Company had approximately $56.3 million of cash and cash equivalents available for such purposes. Finally, the Company has unofficial commitments from local banks in the PRC to lend the Company in excess of $100 million if requested, subject only to satisfactory due diligence review.  Therefore, the Company does not foresee any situation in which the weighted-average adjustment will be triggered.

17.
SEC Comment:  In the fifth bullet on page F-20, you indicate that the expiration date of the warrants associated with your January 31, 2008 equity issuance will be extended for each day that the shares underlying the warrant are not registered by a defined date. Please explain to us why the registration rights associated with these warrants do not require liability accounting for the warrants under paragraphs 14-18 of EITF 00-19.

Response:  The Company’s outstanding warrants provide for an extension of the scheduled expiration date due to the Company’s failure to satisfy its obligation to register the shares underlying the warrants (the “Warrant Shares”) for resale.  Pursuant to the terms of the warrants, the expiration date extends one day for each day the registration default continues, subject to certain limitations.  This extension of the expiration date is the only penalty related to the Company’s failure to register the Warrant Shares on a timely basis.

The registration rights do not require a cash settlement and the warrants can be settled in unregistered shares.  Therefore, the Company does not believe paragraphs 14-18 of EITF 00-19 apply to the registration rights associated with the Company’s outstanding warrants.  As a result, no liability accounting is required.

In addition, the Company retained an independent third party to calculate the changes in the fair value of the warrants due to its failure to register the Warrant Shares.  The change in fair value as of December 31, 2008 was approximately $776,000.  This represents approximately 2.7% of the Company’s net income as of December 31, 2008, and has been deemed to be immaterial.

Securities and Exchange Commission
November 6, 2009

Except for the above waived adjustment for the year ended December 31, 2008, the Company had no other adjustments which were deemed material to its financial position and results of operations under the roll-over or iron curtain method.

13.  Income Taxes, page F-22

18.
SEC Comment:  You disclose that the State Council can reduce the enterprise income tax rate to 15% in China. You also disclose the existence of NOL carryforwards in the U.S. Please address the following comments:

a.	Please revise your disclosure to explain why Tianlong was granted an effective tax rate of 12% when it appears that the State Council can only reduce the rate to 15%.
b.
Please revise your disclosure to clarify when the special tax rate granted by the State Council will expire, if so, and the impact on net income and earnings per share of the special tax rate. Please see SAB 11:C.

c.
Please provide a reconciliation of your effective tax rate to the statutory tax rate. Refer to paragraph 47 of SFAS 109. If not readily apparent, provide a discussion of any significant rate fluctuations.

d.
Please revise your disclosure to explain why the components of your deferred tax assets consist of only the U.S. NOL carryforwards and share-based compensation. In this regard, please explain why no other temporary differences appear to exist between results reported under U.S. GAAP and Chinese income tax reporting.

e.	Please disclose what tax years remain subject to examination by major tax jurisdictions as required by paragraph 21e of FIN 48.

Response: In response to the Staff’s comments:

a.
Under the Provisional Regulations of the People’s Republic of China Concerning Income tax on Enterprise, income tax is generally payable by an enterprise at a rate of 25% of its taxable income. However, preferential tax treatment may be granted pursuant to any law or regulations from time to time promulgated by the State Council.  According to “Enterprise Income Tax and Certain Preferential Policies Notice” published by the Ministry of Finance and the National Tax Affairs Bureau, if an enterprise is authorized by the State Council as a special entity, the enterprise income tax rate is reduced to 15%.  The income tax rate for TDR is 15%.  TDR’s net income before income tax amounted to approximately $24.0 million and $17.2 million for the years ended December 31, 2008 and 2007, respectively.

Securities and Exchange Commission
November 6, 2009

In addition, a local government may provide favorable policies to attract enterprises to settle within its region. An allowance is paid by the local government to compensate all or part of the income tax. In fact, in the PRC, it is not unusual for a zero tax policy to be promulgated by certain regions to promote development in such regions (through tax rebate).

For fiscal 2008, the State Council deemed Tianlong to be a special entity.  Therefore, Tianlong’s tax rate was reduced to 15% by the State Council.  In addition, Tianlong’s tax rate was further reduced to 12% by the local government.  Tianlong incurred a net loss of approximately $2.0 million for the year ended December 31, 2008, and, as such, had no tax liability.  The Company will revise the referenced disclosure to explain Tianlong’s tax rate.

b.
Tianlong’s preferential tax rate of 12% expired at the end of fiscal 2008.  As of January 1, 2009, its tax rate increased to 15%.  The 15% rate will continue through the end of fiscal 2010.  When the income tax rate increases, the Company expects it will cause a decrease in net profit and earnings per share. The Company will revise the referenced disclosure to include this information and will add similar disclosure to the Liquidity and Capital Resources Section of the MD&A.  In addition, the Company will add a risk factor addressing the effects of the increase in tax rate.

c.	The Company believes it has responded to this subsection in response to item (a) above.

d.
Net operating loss (“NOL”) carryforwards only apply to the Company’s U.S. holding companies because they incurred certain general and administrative costs without generating any revenue and, therefore, suffered a loss. The Company has no current intentions to distribute dividend income from its China-based subsidiaries to the U.S. holding companies.  Therefore, the Company has established a full valuation allowance for the NOL carryforwards incurred by the U.S. holding companies.  As of December 31, 2008, the Company’s China-based subsidiaries have no NOL carryforwards.  The Company’s temporary income tax differences for its non-U.S. entities in 2008 and 2007 are deemed immaterial.  The net loss incurred by the U.S. holding companies amounted to approximately $1.4 million and $0.5 million for each of the years ended December 31, 2008 and 2007, respectively.  The Company will revise the referenced disclosure to include this information.

Securities and Exchange Commission
November 6, 2009

e.	The Company’s corporate tax returns are subject to examination in both China and the U.S. for the years 2006 through 2008. The Company will disclose this information in the 10-K/A.

Part III
Item 11. Executive Compensation, page 55
Director Compensation, page 58

19.
SEC Comment:  You disclose that you do not currently pay any cash fees to your directors. It appears from your disclosure on page 55, that shares of restricted stock were issued to your directors pursuant to your 2006 Stock Incentive Plan. Please expand your disclosure to provide the table and disclosure required by Item 402(r) of Regulation S-K if you compensate your directors in stock options, shares of restricted stock or other forms of compensation. If shares of restricted stock were not granted to your directors, please explain the apparent inconsistency in your disclosure.

Response:  As of July 22, 2008, the Company issued an aggregate of 14,148 shares of restricted stock to its directors pursuant to its 2006 Stock Incentive Plan, valued at $10.50 per share.  The Company inadvertently did not include the table and disclosure required by Item 402(r) of Regulation S-K in the Form 10-K.  The Company will revise the disclosure in the 10-K/A to include the required table and related disclosure.

In connection with the Company’s responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 6, 2009

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

/s/ Liu Yan Qing

Liu Yan-Qing
Chairman, Chief Executive Officer and President

Appendix A

2007 Major Research and Development Breakdown
					Exchange Rate
Item	Stage of R&D	Collaberator	Cost (in USD)	Cost (in CNY)	7.61720
Prostate Cancer Diagnostic kit	Clinical Observation	Harbin Medical University the First Clinical Science Centre	173,948	1,325,000
		Harbin Medical University the Second Clinical Science Centre	170,666	1,300,000
		Harbin Medical University the Third Clinical Science Centre	188,718	1,437,500
Rectal Cancer Diagnostic Kit	Clinical Observation	Harbin Medical University the First Clinical Science Centre	103,384	787,500
		Harbin Medical University the Second Clinical Science Centre	109,949	837,500
		Harbin Medical University the Third Clinical Science Centre	136,205	1,037,500
Lung Cancer Diagnostic Kit	Clinical Observation	Harbin Medical University the First Clinical Science Centre	83,692	637,500
		Harbin Medical University the Second Clinical Science Centre	88,615	675,000
		Harbin Medical University the Third Clinical Science Centre	105,025	800,000
Stomach Cancer Diagnostic Kit	Clinical Observation	Harbin Medical University the First Clinical Science Centre	57,436	437,500
		Harbin Medical University the Second Clinical Science Centre	60,718	462,500
		Harbin Medical University the Third Clinical Science Centre	78,769	600,000
Urine Micro-Albumin Colloid Gold Diagnostic Kit	Clinical Observation	Harbin Medical University the First Clinical Science Centre	123,077	937,500
		Harbin Medical University the Second Clinical Science Centre	123,077	937,500
		Harbin Medical University the Third Clinical Science Centre	132,923	1,012,500
Calcium Ions Diagnostic kit	Clinical Observation	Harbin Medical University the First Clinical Science Centre	52,513	400,000
		Harbin Medical University the Second Clinical Science Centre	58,420	445,000
		Harbin Medical University the Third Clinical Science Centre	52,513	400,000
Prealbiumin Detection Diagnostic Kit	Clinical Observation	Harbin Medical University the First Clinical Science Centre	88,615	675,000
		Harbin Medical University the Second Clinical Science Centre	88,615	675,000
		Harbin Medical University the Third Clinical Science Centre	98,461	750,000
Ovulation Diagnostic Kit	Clinical Observation	Harbin Medical University the First Clinical Science Centre	100,431	765,000
		Harbin Medical University the Second Clinical Science Centre	102,400	780,000
		Harbin Medical University the Third Clinical Science Centre	112,246	855,000
Total Major R&D Projects			2,490,416	18,970,000
Other R&D Materials			667,935	5,087,791
Total R&D Expenditure			3,158,351	24,057,791

2008 Major Research and Development Breakdown
					Exchange Rate
Item	Stage of R&D	Collaberator	Cost (in USD)	Cost (in CNY)	6.96225
Ovarian Cancer Diagnostic kit	Clinical Trial	Harbin Medical University the First Clinical Science Centre	97,670	680,000
		Harbin Medical University the Second Clinical Science Centre	83,306	580,000
		Harbin Medical University the Third Clinical Science Centre	77,561	540,000
Liver Cancer Diagnostic Kit	Clinical Trial	Harbin Medical University the First Clinical Science Centre	68,943	480,000
	Clinical Trial	Harbin Medical University the Second Clinical Science Centre	69,661	485,000
	Clinical Trial	Harbin Medical University the Third Clinical Science Centre	76,843	535,000
Neisseria Gonorrhoeae	Clinical Trial	Harbin Medical University the First Clinical Science Centre	44,885	312,500
		Harbin Medical University the Second Clinical Science Centre	44,885	312,500
		Harbin Medical University the Third Clinical Science Centre	82,588	575,000
Endostatin	Pharmacodynamics	Harbin Medical University	1,192,143	8,300,000
	Acute Toxicity Testing
	Long-term Toxicity Testing
Human Papilloma Virus	Clinical Trial	Harbin Medical University	459,622	3,200,000
Mycoplasma Diagnostic Kit			301,627	2,100,000
Antisperm Antibody			459,622	3,200,000
HBV Diagnostic Kit			588,890	4,100,000
Hepatitis C Diagnostic Kit			430,895	3,000,000
Compound Zinc Sulfate Eye Drops	Clinical Testing, Clinical Irritation Test	Harbin Medical University the First Clinical Science Centre, Harbin Medical University the Second Clinical Science Centre, HeiLongJiang Provincial Hospital	51,707	360,000
Tobramycin Eye Drops			51,707	360,000
Ofloxacin Gel			40,217	280,000
Bi Tong Ning Nasal Drops	Clinical Testing, Clinical Irritation Test	Harbin Medical University the First Clinical Science Centre, Harbin Medical University the Second Clinical Science Centre,Harbin Medical University the Fourth Clinical Science Centre	60,756	423,000
Methionine B1 Injection			113,900	793,000
Doxofylline for Injection			115,911	807,000
Pantoprazole Sodium Injection			104,420	727,000
Paeonol Gel	Clinical Testing, Clinical Irritation Test	Harbin Medical University the First Clinical Science Centre, Harbin Medical University the Second Clinical Science Centre,Harbin Medical University the Fourth Clinical Science Centre	153,830	1,071,000
Mei Lu Gel			138,748	966,000
Diclofenac Sodium Suppository			143,416	998,500
Compound Naphazoline Spray			138,533	964,500
Chlorhexidine Gluconate	Clinical Testing, Clinical Irritation Test	Harbin Medical University the First Clinical Science Centre, Harbin Medical University the Second Clinical Science Centre,Harbin Medical University the Fourth Clinical Science Centre	99,408	692,100
Herrmoid Cleaning Fluid			108,126	752,800
Vaginal Suppository			98,388	685,000
Cetylpyridinium Chloride			110,611	770,100
Paediatric Ibuprofen suppository	Clinical Testing, Clinical Irritation Test	Harbin Medical University the First Clinical Science Centre, Harbin Medical University the Second Clinical Science Centre,Harbin Medical University the Fourth Clinical Science Centre	57,453	400,000
Sulfasalazine Suppository			64,634	450,000
Tinidazole Suppository			86,179	600,000
Sodium Ferulate Injection			143,632	1,000,000
Compound Chlorhexidine			100,542	700,000
Calcium Folinate Injection	Clinical Testing, Clinical Irritation Test	Harbin Medical University the First Clinical Science Centre, Harbin Medical University the Second Clinical Science Centre,Harbin Medical University the Fourth Clinical Science Centre	136,450	950,000
Frostbite Tincture			112,033	780,000
Musk Liniment for Pain Relief Ointment			114,905	800,000
Policresulen Vaginal Suppository			110,596	770,000
Podophyllotoxin Tincture	Clinical Testing, Clinical Irritation Test	Harbin Medical University the Second Clinical Science Centre, Harbin Medical University the Fourth Clinical Science Centre	89,770	625,000
Paediatric Anti-fever Exoectorant Suppository			91,924	640,000
Shuanghuanglian Suppository (OTC CLASS A)			106,287	740,000
Aciclover Gel			96,233	670,000
Nitrofurantoin Suppository			82,588	575,000

Total R&D in Major Projects			7,002,047	48,750,000
Other R&D Materials			410,848	2,860,426
Total R&D Expenditure			7,412,895	51,610,426